July 28, 2022

United States Securities

and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Attn: Erin Donahue; Geoffrey Kruczek

100 F Steet, N.E.

Washington, D.C. 20549

Re:	AURI INC
Amendment No. 3 to Registration Statement on Form 1-A Filed July 21, 2022 File No. 024-11830

Dear Ms. Donahue and Mr. Kruczek:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Act”), Auri, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above referenced Offering Statement on Form 1A, so that it may be qualified by 4:00 pm., Eastern Time on Monday, August 1, 2022, or as soon thereafter as is practicable.

We understand that the Commission has completed its review and has no further comments.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•

The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions, please contact our counsel, Jonathan Leinwand (954) 903-7856.

Thank you in advance for your assistance.

Very Truly Yours,

AURI, INC.

By: /s/ Edward Vakser

Edward Vakser, Chairman and CEO

AURI, Inc.

1712 Pioneer Ave., Suite 101, Cheyenne, WY 82001